UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

AMERICAN RENAISSANCE CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

029225109
(CUSIP Number)

Kareem Davis
c/o American Renaissance Capital, Inc.
3699 Wilshire Blvd., Suite 610
Los Angeles, CA 90010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029225109

1	NAMES OF REPORTING PERSON

AMERICAN COMMUNITY CAPITAL, LP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

11,000,000
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)*

12.88%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	This calculation is based on 85,376,000 shares of Common Stock outstanding as of November 10, 2014 as reported in the Issuer’s S-1 Amendment No. 4 filed on November 10, 2014.

CUSIP No. 029225109

1	NAMES OF REPORTING PERSON

ROY WATSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

11,000,000
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)*

12.88%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	This calculation is based on 85,376,000 shares of Common Stock outstanding as of November 10, 2014 as reported in the Issuer’s S-1 Amendment No. 4 filed on November 10, 2014.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of American Renaissance Capital, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3699 Wilshire Blvd., Suite 610, Los Angeles, CA 90010.

Item 2. Identity and Background.

(a), (f) This statement is being filed by:

(i)	American Community Capital, LP., a California limited partnership (“ACC”); and

(ii)	Mr. Roy Watson, a citizen of the United States, (together with ACC, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of November 24, 2014, a copy of which was filed on 12/04/2014.

(b) The address of the principal business and principal office of each of the Reporting Persons is 612 S. Cochran Ave., Suite 212, Los Angeles, CA 90036.

(c) The principal business of ACC is making investments in companies and projects that provide affordable housing, good jobs, and new opportunities that will connect highly-distressed or underserved neighborhoods to the mainstream US economy. To this end, American Community Capital, LP. assists its double-bottom-line minded limited partners in finding and investing in businesses and projects that connect underserved communities with US mainstream economic systems.

The principal occupation of Mr. Watson is to serve as the managing director of ACC and the managing member of ACC.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

American Community Capital, LP. (“ACC”) is a California limited partnership that invests in community-development anchored, and underserved communities-centered businesses. ACC creates partnerships and tools which increase access to cost-effective, market-rate commercial capital for underserved community-centered businesses through lines of credit from mainstream financial institutions and investments from pension funds, insurance companies and socially responsible investors to fund programs to meet the changing needs of underserved communities across the United States. Prior to February 14, 2015, ACC owned 20,984,000 shares of Common Stock of American Renaissance Capital, Inc. ACC funded the purchase those shares out of its capital. On February 4, 2015, in a private direct issuer transaction, ACC sold back to the Issuer, 9,984,000 shares of Common Stock of American Renaissance Capital, Inc. at a sales price of $0.20 per share. No broker-dealer was involved and no commission was paid.

Item 4. Purpose of Transaction

The Reporting Persons believe that although the Issuer’s Common Stock is an attractive investment, the Issuer is slow in implementing the basic business plan it promised when the Reporting Person made acquisition of the 9,984,000 shares in 2014. Accordingly, the Reporting Persons demanded and the Issuer accepted to buy back the 9,984,000 at the same price the Reporting Persons paid the Issuer for those shares. The Reporting Persons reduced its positions purely of a risk/return and risk management consideration.

Concerning the Reporting Persons’ remaining 11,000,000 shares of the Issuer’s Common Stock, the Reporting Persons intend to have a representative on the board of directors of the Issuer and they may, directly or through that representative, engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially own in the aggregate 11,000,000 shares of Common Stock, which represents approximately 12.88% of the Company’s outstanding shares of Common Stock disclosed as beneficially owned by American Community Capital, LP. (“ACC”) in the applicable table set forth on the cover page to this Statement. The percentage ownership of shares of Common Stock set forth in this Statement is based on the 85,376,000 shares of Common Stock issued and outstanding as of November 10, 2014, as reported in the Company’s Form S-1 filed with the SEC on November 10, 2014.

(b) ACC, as the beneficial owner of the share, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Mr. Watson’s position as the managing director of ACC and the managing member of ACC, Mr. Watson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Not applicable.

Exhibit 99.2	Trading data

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 23, 2015

AMERICAN COMMUNITY CAPITAL, LP.

By:	Managing Member

By:	/s/ Roy Watson
Name:	Roy Watson
Title:	Managing Director

By:	/s/ Roy Watson
Name:	Roy Watson

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.2	Trading Data